EXHIBIT A

                          VOCALTEC COMMUNICATIONS LTD.
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

     Notice is hereby given that an Annual General Meeting of Shareholders of VocalTec Communications Ltd. (the "COMPANY") will be held at the Company's offices, at 60 Medinat Ha Yehudim Street, Herzliya Pituach 46140, Israel, on December 31, 2008 at 5:00 p.m. Israel time.

     The agenda for the meeting is as follows:

     1. Re-appointment of Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, as the Company's auditors for the year ending December 31, 2008 and authorization of the Company's board of directors (the "BOARD"), subject to the approval by the Board's audit committee, to fix the remuneration of the auditors.

     2.   Re-election of Mr. Ilan Rosen as a director of the Company.

     3.   Appointment of Mr. Eran Dariel as a director of the Company.

     4. Transaction of such other business as may properly come before the meeting or any adjournment thereof.

     These proposals are described more fully in the attached Proxy Statement, which we urge you to read in its entirety.

     Only shareholders of record at the close of business on November 23, 2008 will be entitled to attend and vote at the meeting. Whether or not you intend to attend the meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to us in the enclosed, postage-paid envelope. If you attend the meeting, you may vote in person, whether or not you have already executed and returned your proxy card. You may revoke your proxy card not later than 24 hours prior to the scheduled time of the meeting. If you revoke your proxy, you may only vote by attending the meeting in person. Please review the Proxy Statement accompanying this notice for more complete information regarding the meeting and the matters proposed for your consideration at the meeting. If you have any questions, please feel free to call Mr. Joshua Di-nur, the Company's Chief Financial Officer, at +011-972-9-9703824.

     YOUR VOTE IS VERY IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY IS REQUIRED TO APPROVE ALL OF THE MATTERS ON WHICH YOU ARE BEING ASKED TO VOTE. THE BOARD RECOMMENDS THAT YOU VOTE "FOR" ALL PROPOSALS SUBMITTED TO SHAREHOLDERS VOTE.

By Order of the Board of Directors,

VOCALTEC COMMUNICATIONS LTD.
Ilan Rosen - Chairman of the Board of Directors
November 24, 2008

                          VOCALTEC COMMUNICATIONS LTD.

                          60 Medinat Ha Yehudim Street
                             Herzliya 46140, Israel

                                ---------------

                                PROXY STATEMENT

                                ---------------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is furnished to the holders of ordinary shares, par value New Israeli Shekel ("NIS") 0.13 per share, of VocalTec Communications Ltd., a company organized under the laws of the State of Israel (the "COMPANY"), in connection with the solicitation by the Company's board of directors (the "BOARD") of proxies for use at the Company's Annual General Meeting of Shareholders (the "MEETING") to be held on December 31, 2008 at 5:00 p.m. Israel time at the Company's offices at 60 Medinat Ha Yehudim Street, Herzliya Pituach 46140, Israel or at any adjournment thereof.

     At the Meeting, you will be requested to approve the following matters:

          o Re-appointment of Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, as the Company's auditors for the year ending December 31, 2008 and authorization of the Company's Board, subject to the approval by the Board's audit committee (the "AUDIT COMMITTEE"), to fix the remuneration of the auditors.

          o    Re-election of Mr. Ilan Rosen as a director of the Company.

          o    Appointment of Mr. Eran Dariel as a director of the Company.

          o Transaction of such other business as may properly come before the Meeting or any adjournment thereof.

     YOUR VOTE IS VERY IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY IS REQUIRED TO APPROVE ALL OF THE MATTERS ON WHICH YOU ARE BEING ASKED TO VOTE. THE BOARD RECOMMENDS THAT YOU VOTE "FOR" ALL PROPOSALS SUBMITTED TO SHAREHOLDERS VOTE.

     Proxies for use at the Meeting are being solicited by the Board. A form of proxy card for use at the Meeting is attached. The completed proxy card should be mailed to the Company in the pre-addressed envelope provided and should be received by the Company not less than two (2) hours before the time fixed for the Meeting. Upon the receipt of a properly executed proxy card in the form enclosed herewith, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the directions of the shareholder executing such proxy. In the absence of such instructions, the persons named as proxies intend to vote the ordinary shares covered by the proxy cards IN FAVOR of all of the proposed matters to be presented at the Meeting. Shareholders may revoke the authority granted by their execution of proxies at any time until 24 hours before the Meeting by presenting to the Company at its registered office proof of such shareholder's identity as appears on the proxy and withdrawing the proxy, in which case the revoking shareholder may only vote his shares by attending the Meeting in person and voting at the Meeting. Any shareholder that holds, as of the record date set for determining the shareholders entitled to notice of and to vote at the Meeting, either (i) 5% or more of the total voting rights in the Company or (ii) 5% or more of the total voting rights in the Company held by all shareholders that are not control persons, may, directly or through a representative after the Meeting is held, review, at the Company's registered office, all proxies received by the Company with respect to the Meeting.

     Only shareholders of record at the close of business on November 23, 2008 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about November 24, 2008 and will be solicited mainly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

     Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting.

     On November 19, 2008, the Company had outstanding 7,376,364 ordinary shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate more than thirty three and one third percent (33.33%) of the voting power of the Company, will constitute a quorum at the Meeting. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day in the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

     This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission ("SEC"). We encourage you to read the entire Proxy Statement carefully.


By Order of the Board of Directors,

VOCALTEC COMMUNICATIONS LTD.

Ilan Rosen
Chairman of the Board of Directors
November 24, 2008


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


                       BENEFICIAL OWNERSHIP OF SECURITIES
                     BY CERTAIN SHAREHOLDERS AND MANAGEMENT

     The following table sets forth certain information as of November 19, 2008, concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding ordinary shares, and (ii) the number of ordinary shares beneficially owned by all directors and officers as a group. The percentages below are based on 7,376,364 ordinary shares outstanding as of November 19, 2008:


                                                                 ORDINARY SHARES BENEFICIALLY OWNED
                                                                 ----------------------------------
NAME AND ADDRESS                                                      NUMBER           PERCENT
----------------                                                      ------           -------
Cisco Systems International BV                                       1,673,549          22.69%
HarbourVest International Private Equity Partners III -
Direct Fund L.P. (1)                                                 1,218,444          16.32%
Neuberger Berman, LLC (2)                                              933,417          12.65%
The Israeli Aircraft Industries Workers' Provident Fund (3)            420,000           5.56%
Various entities affiliated with Apex (4)                              416,675           5.39%
Officers and directors as a group (7 persons) (5)                       61,848           0.83%

(1) Includes 88,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(2)  Neuberger Berman, LLC and Neuberger Berman Management Inc. stated in a
     Schedule 13G filed by them with the SEC on June 10, 2008 that (i) they are deemed to be the beneficial owners of the shares listed above since they have shared power to make decisions whether to retain or dispose of such shares, and in certain cases also they also have the power to vote these shares, and (ii) Neuberger Berman, LLC and Neuberger Berman Management Inc. serve as a sub-adviser and investment manager, respectively, of Neuberger Berman's various mutual funds, which hold such shares in the ordinary course of their business and not with the purpose nor with the effect of changing or influencing the control of the Company.

(3) Includes 180,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(4) Includes 360,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(5) Represents 61,848 ordinary shares underlying outstanding options that are either currently exercisable or will become exercisable within 60 days of the date hereof.


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


                                MARKET PRICE DATA

     Our ordinary shares were initially quoted on the Nasdaq National Stock Market on February 7, 1996. In December 2002, our ordinary shares began being quoted on the Nasdaq Capital Market (formerly Nasdaq SmallCap), in July 2003 our ordinary shares were transferred back to the Nasdaq National Market and since April 2005 our ordinary shares have been quoted on the Nasdaq Capital Market under the symbol "VOCL". In August 2005, we were notified by Nasdaq Capital Market that we were not in compliance with its minimum stockholders' equity standard listing requirements. On November 25, 2005, following the consummation of the transaction with Tdsoft, and in order for our shares to continue to be listed on the Nasdaq Capital Market, we effected a 1-for-13 reverse split of our issued and outstanding share capital, resulting in the par value of our ordinary shares being increased to NIS 0.13 per share. On November 28, 2005, the Nasdaq Capital Market informed us that we complied with all initial listing requirements of the Nasdaq Capital Market. Our shares traded on the Nasdaq Capital Market under the symbol "VOCLD" from November 28, 2005 through December 27, 2005 and under the symbol "VOCL" since December 28, 2005. On February 5, 2008, the Nasdaq Capital Market sent us a Staff Deficiency Letter, indicating that we have failed to comply with the minimum bid price requirement for continued listing set forth in Nasdaq's Marketplace Rule 4320(e)(2)(E)(ii). The letter provided that we had until August 4, 2008 to regain compliance, i.e. that the bid price of our shares would close at $1.00 per share or more for a minimum of 10 consecutive business days during the period ending on August 4, 2008. We did not succeed in complying with such requirement by August 4, 2008. According to a letter dated August 7, 2008 from the Nasdaq Capital Market, we were not eligible for an additional 180-calendar day compliance period (since we did not meet the Nasdaq Capital Market initial listing criteria set forth in Marketplace Rule 4310(c)). On October 2, 2008, a Nasdaq Listing Qualifications Panel held a hearing on the trading suspense determination. The Company submitted a Plan of Compliance to the Nasdaq Listing Qualifications Panel ahead of the hearing, in which it informed the Panel that at the extraordinary meeting of the Company's shareholders that was scheduled for and held on October 16, 2008, the Company's shareholders would be asked to approve a reverse stock split which would enable the Company's shares to trade above $1.00 per share, resulting gin the Company regaining compliance with the minimum bid price requirement. At such meeting, the Company's shareholders approved the reverse stock split and authorized the Company's management to determine the split ratio. On October 17, 2008, the Company was informed by Nasdaq that Nasdaq-listed companies will not be cited for non-compliance with Nasdaq's minimum bid price or public float market value requirements until January 19, 2009. The Company then resolved to delay the reverse split of its outstanding ordinary shares until January 19, 2009.

     The following table shows, for the periods indicated, the high and low closing sale prices of our ordinary shares as reported on the Nasdaq Capital
Market:

                                                   HIGH ($)             LOW ($)
                                                   --------             -------
      2006
      First Quarter                                 10.95                7.03
      Second Quarter                                 8.72                4.05
      Third Quarter                                  4.51                3.07
      Fourth Quarter                                 5.23                 3.2

      2007
      First Quarter                                  4.09                3.10
      Second Quarter                                 3.61                2.63
      Third Quarter                                  3.19                1.99
      Fourth Quarter                                 2.15                0.82

      2008
      First Quarter                                  0.79                0.37
      Second Quarter                                 0.65                0.45
      Third Quarter                                  0.52                0.22
      Fourth Quarter (through November 19)           0.33                0.16

      MOST RECENT THREE MONTHS
      September 2008                                 0.38                0.22
      October 2008                                   0.33                0.16
      November 2008 (through November 19)            0.30                0.20

     The closing price of our ordinary shares, as reported on the Nasdaq Capital Market on November 19, 2008, the last full trading day before printing of this Proxy Statement, was $0.23.

      ITEM 1 - ELECTION OF AUDITORS AND DETERMINATION OF THEIR REMUNERATION

     The shareholders shall be requested at the Meeting to appoint the accounting firm of Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, as the independent public auditors of the Company for the year ending December 31, 2008 and to authorize the Board, subject to the approval by the Audit Committee, to fix the remuneration of the auditors. Kost Forer Gabbay & Kasierer have audited the Company's books and accounts for the year ended December 31, 2007.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, THAT THE APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER FIRM OF ERNST & YOUNG GLOBAL, AS THE COMPANY'S INDEPENDENT PUBLIC AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2008, BE, AND IT HEREBY IS, APPROVED, AND THAT THE BOARD BE, AND IT HEREBY IS, AUTHORIZED, SUBJECT TO THE APPROVAL OF THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF SUCH INDEPENDENT PUBLIC AUDITORS IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on this matter is necessary for the approval of the foregoing resolution.

     THE BOARD RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

       ITEM 2 - RE-ELECTION OF MR. ILAN ROSEN AS A DIRECTOR OF THE COMPANY

     The Board is classified into three classes of directors as follows: directors whose term of service will expire at the Meeting; directors whose term of service expires at the annual shareholders meeting to be held in 2009; and directors whose term of service expires at the annual shareholders meeting to be held in 2010. The term of service of Mr. Ilan Rosen as a director will expire at the Meeting, and the Board recommends that at the Meeting Mr. Rosen be re-elected to serve as a director until the annual general meeting of shareholders to be held in 2011 and until his successor is duly elected and qualified.

     MR. ILAN ROSEN was appointed as Chairman of the Board of Directors in November 2005. He was the chairman of the board of directors of Tdsoft Ltd., which operations were merged with the Company's operations in November 2005, from 1997 through such merger. Mr. Rosen has served as a special advisor to HarbourVest Partners LLC since March 2003 and is an observer on the board of directors of each of Telrad Networks Ltd. and PacketLight Networks Ltd. Between 1989 and 1993, Mr. Rosen served on various boards of directors and as a Business Manager at Polar Investments Ltd., an investment company of Bank Hapoalim Ltd. From 1993 to 1996, he served as President of Adsha Development & Investments Ltd., an Israeli investment company that was listed on the Tel Aviv Stock Exchange, and in that capacity served on various boards of directors. From November 1996 through January 2004, Mr. Rosen served as Vice President of Teledata Networks (formerly ADC Telecommunications, Israel and prior thereto Teledata Communications Ltd.) and in that capacity, in addition to serving as a board member of Tdsoft, Mr. Rosen served on the board of directors of each of G-Connect Ltd., VManage Ltd., Mind CTI Ltd. and various other companies. In early 2000, ADC Telecommunications Inc. launched a project in the name of ADC Ventures, and Mr. Rosen served as the Managing Director of this project in Israel. Mr. Rosen received a B.Sc. (cum laude) in mechanical engineering from Tel Aviv University in 1979, and an M.B.A. from Tel Aviv University in 1986.

     Mr. Rosen has attested to the Board and the Company that he meets all the requirements in connection with the election of directors under the Israeli Companies Law, 1999.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, THAT MR. ILAN ROSEN BE RE-ELECTED TO THE BOARD, TO SERVE UNTIL THE ANNUAL GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS TO BE HELD IN 2011 AND UNTIL HIS SUCCESSOR IS DULY ELECTED AND QUALIFIED."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on this matter is necessary for the approval of the foregoing resolution.

     The Board (excluding Mr. Rosen) recommends a vote "FOR" the foregoing proposed resolution.

                       ITEM 3 - ELECTION OF A NEW DIRECTOR

     At the Meeting, the term of service of Mr. Joseph Atsmon as a member of our Board shall expire. Mr. Atsmon has informed the Company that he does not intend to continue to serve as a director of the Company. All other directors of the Company (including Mr. Ilan Rosen, if his re-election is approved by the shareholders) shall continue to serve as directors in accordance with the terms of the Company's articles of association and applicable law.

     Article 38 of the Company's amended and restated articles of association provides that the number of directors shall be not less than 2 and not more than
14. As indicated in item 2 above, the Board is classified into three classes of directors (excluding the external directors), and the members of each class serve until the third annual general meeting of shareholders following the meeting at which they are appointed (and may thereafter be appointed for additional terms). At the Meeting, a new director shall be elected to serve until the annual meeting of shareholders of the Company to be held in the year 2011 and the due election of his successor.

     The Board has nominated Mr. Eran Dariel for election as director. Following is certain information about the nominee:

     ERAN DARIEL is the co-founder, and since late 2007 has been serving as President and CEO of XSIGHTS-Media, a software and service provider delivering fully integrated solutions to print media-owners and advertisers. From 2002 until mid 2005, Mr. Dariel served as the Executive VP & General Manager of the Lightscape Optical Network Business Unit of ECI Telecom. From 2000 until 2002, Mr. Dariel served as the President and CEO of Lightscape Networks (a wholly-owned subsidiary of ECI Telecom). From 1992 until 1999, Mr. Dariel held the following positions in the Optical Division of ECI Telecom: Director, System Architecture; AVP, Technology & System Architecture; and VP, Marketing & Business Development. Prior to joining ECI Telecom, Mr. Dariel served as a project manager at Atari Computers and at Silicom. Mr. Dariel holds an MSc. degree in Electronics and Computer Engineering from Ben Gurion University and a BSc. degree in Electronics and Computer Engineering from Ben Gurion University.

     Mr. Dariel has attested to the Board and the Company that he meets all the requirements in connection with the election of directors under the Israeli Companies Law, 1999.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, TO APPROVE THE APPOINTMENT OF MR. ERAN DARIEL AS A DIRECTOR, UNTIL HIS SUCCESSOR IS DULY ELECTED AND QUALIFIED IN ACCORDANCE WITH THE ISRAELI COMPANIES LAW AND THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY."

     The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to appoint Mr. Eran Dariel as a director.

     THE BOARD RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

                                 OTHER BUSINESS

     The Company's management is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

     Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the ordinary shares represented thereby will be voted as indicated therein. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

                         WHERE TO FIND MORE INFORMATION

     You may read any reports, statements or other information that the Company files with or furnishes to the SEC at the SEC's public reference room at the following location:

     Public Reference Room
     450 Fifth Street, N.W., Room 1024
     Washington, D.C. 20549

     These SEC filings and submissions are also available to the public from commercial document retrieval services and at the Internet at http://www.sec.gov.

     The documents set forth below, as well as reports submitted by the Company with the SEC after the date of this Proxy Statement, contain important information about the Company and its financial condition:

          o Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on July 15, 2008 (as amended on July 23,
               2008); and

          o Reports of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC after December 31, 2007.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 24, 2008. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 24, 2008, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.


By order of the Board of Directors,

Ilan Rosen
Chairman of the Board of Directors
Herzliya, Israel
November 24, 2008